

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 7, 2008

Mr. Richard G. Loomis
Vice President, Compliance and Secretary
Ausam Energy Corporation
1430, 1122 Fourth Street SW
Calgary, Alberta T2R 1M1
Canada

> **Re:** **Ausam Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 17, 2008**
> **File No. 333-146853**

Dear Mr. Loomis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 15. On the cover page of the prospectus please provide a fixed price or price range at which the stock will be offered. Refer to Item 201(a) of Regulation S-K.

<u>Risk Factors, page 6</u>

<u>General</u>

2.   We note your response to our prior comment 10 and reissue it in part. Each sub-caption must adequately describe the risk explained in the narrative that follows it. Refer to Item 503(c) of Regulation S-K. Revise each of your sub-captions accordingly.

3.   We note your response to our prior comment 11 and reissue it. Refer to Item 503(c) of Regulation S-K. You should not present risks that could apply to any issuer or any offering. Tailor each risk you present to your specific facts and circumstances.

<u>"Possible Dilutive Effect of Future Issuances of Common Shares," page 13</u>

4.   We note your response to our prior comment 13 and reissue it in part. Explain what you mean by the term "tradable."

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>General</u>

5.   We note your response to our prior comments 17 and 18 and reissue them in part. Given the change in the primary focus of your business from onshore drilling in Australia to onshore drilling in the U.S. Gulf Coast, provide a more specific overview of how this will impact your operations going forward. Expand your discussion to describe the actions management is taking to address the opportunities, challenges and risks posed by the factors you discuss. For example:

- We note your statement that the U.S. market is characterized by available infrastructure. State whether any of your properties are near available infrastructure and if not, how that will affect you.

- You state that the US industry is currently in a period of high demand for equipment and experienced personnel. State how this has impacted or may impact your operations.

- You indicate that LNG may compete with you. State how this may impact your operations and steps management can take to address it.

- Describe how the access to better seismic data will benefit you, given the nature of your properties.

6.   We note that under the terms of the Participation Agreement with SKH, you have an Outside Acreage Conveyance Obligation and a Test Well Back-In conveyance obligation. Describe the impact these conveyances obligations will have on your operations.

7.   On page 31 you indicate that you expect to generate additional capital through the placement of working interests to partners in each of your prospects. Describe the impact this strategy will have on your results of operations.

Results of Operations

Selected Financial Information, page 29

8.   We note your response to our prior comment 20. Revise your disclosure to consistently compare the quarterly interim results for the periods ending September 30, 2007 and 2006. Refer to Item 303(b)(1) and (2) of Regulation S-K.

Mosaic Farmin (PL 119, PPL 58, and ATP 471P-Queensland), page 23

9.   We note your response to our prior comment 22 and reissue it. Given that you currently obtain all of your revenue from this project, please file the agreement as an exhibit.

Liquidity and Financial Condition, page 31

10.   We note your statement that your current cash on hand will not be sufficient to fund your entire drilling program, but that you have funds sufficient to fund current commitments. We also note your statement on page 40 that you entered into an agreement to provide you with a source of additional financing and that you expect to receive funds from farm-out arrangements.

      In this section, reconcile these statements in regard to the financing agreement. Describe the material terms of the financing agreement and the capacity available under it.

11. Quantify the costs of the current commitments under your drilling and exploration program, and your entire proposed drilling program. Specify which properties fall under these two programs. For example, state whether the six additional wells you plan to spud on the SKH prospects in 2008 fall within your current program. We also note that you state on page 43 that you are in negotiation to acquire additional leases in the SKH Prospects and in other prospects. Describe how you will finance the resulting acquisitions, if any.

12. State what you will do if you are unable to place working interests in prospects with partners.

13. We note the disclosure of your cash and other current asset balance as of June 30, 2007. Please update your disclosure to reflect the balances at September 30, 2007.

Contractual Obligations, page 34

14. We note your response to our prior comment 29 that you have no Australian exploration expenditure requirements. Disclosure under Note 13 to your December 31, 2006 financial statements indicates that you have exploration expenditure requirements to maintain rights in Australia. The disclosure also indicates that the accompanying table does not include amounts related to any leases or permits you intend to relinquish. Given that these expenditures are required to maintain rights that you intend to retain, it appears that these amounts should be reflected in your table of contractual obligations.

Disclosure Controls and Procedures, page 36

15. We note your response to our prior comment 30, and reissue it in part. Specify in the prospectus the differences between what the Multi-Lateral Instrument 52-109 requires of your CEO and CFO in regard to the design of your disclosure controls and procedures, and what your CEO and CFO will be required to do in regard to the evaluation of the effectiveness of these controls under Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934.

16. We note your response to our prior comment 31 and reissue it in part. Please explain in the prospectus how your officers reached the conclusion that your disclosure controls and procedures were effective in light of your deficiencies in regard to the segregation of duties and user access controls.

17. We note your response to our prior comment 32, and reissue it. State in the prospectus that your disclosure controls and procedures and your internal controls

over financial reporting are the same as in Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.

Business

The SKH Purchase, page 38

18. We note your response to our prior comment 37. Expand your discussion of the Participation Agreement to define the term "Untested Prospects." We note your reference to the Participation Agreement, but the exhibit index does not list this document. Accordingly, revise your exhibit index to clearly state the several agreements that comprise Exhibit 10.9, including the Participation Agreement.

19. Expand your discussion of the SKH purchase to describe your conveyance obligations back to SKH under the Participation Agreement. Finally add a risk factor that discusses the risk to investors if you have to convey any of the untested prospects back to SKH.

Strategy, page 39

20. We note your statement that you own approximately a 100% interest in 18 of your properties. Expand on this statement to state what your exact ownership interest is in each of your properties.

Management, page 48

21. We note your response to our prior comment 40. Please put your response to our comment in the Related Party section of the prospectus.

22. We note your response to our prior comment 42. Please put your response to our comment on page 49 of the prospectus after the management biographies.

Compensation Discussion and Analysis, page 53

23. We note your response to our prior comment 44. Please put your response to our comment on page 54 of the prospectus where you mention peer groups.

Employment Agreements, page 54

24.   We note your response to our prior comment 45 and that bonuses are determined in
      the Board's discretion. Please state this in the prospectus and, if true, that you have
      no predetermined goals for assessing individual performance.

Compensation of Directors, page 52

25.   We note your response to our prior comment 46, and reissue it. The disclosure on
      page 58 is largely repetitive of the disclosure on page 52. Combine the disclosure
      on page 58 into the disclosure on page 52.

Selling Shareholders, page 61

26.   We note your response to our prior comment 47, and reissue it. For each selling
      shareholder specify the transaction in which he obtained his shares. Since you are
      registering shares for sale by each selling shareholder, you are in a position to
      inquire of each how they obtained the shares being registered on their behalf.

27.   We note your response to our prior comment 48 and await your further response. In
      regard to COSCO Capital Management and Private Energy Securities, state in the
      prospectus that they obtained their shares as compensation for investment banking
      services.

28.   We note your response to our prior comment 49 and await your further response.

Note 3. Net properties and equipment, page F-15

29.   We note that certain captions in the table under this note refer to "Unproved"
      properties, while the heading of the note refers to "Unevaluated" properties. To
      avoid investor confusion, revise the table to use consistent terminology.

30.   We note your response to our prior comment 54, and the revised disclosure
      provided under footnote 1. The information provided in footnote 1 appears to be
      rather generic in nature and does not provide useful information to investors.
      Revise to provide a substantially more specific description of the status of the
      significant properties, along with the anticipated timing of the inclusion of the
      costs in the amortization computation. Make corresponding revisions to footnote
      2 to Note 3 in your interim financial statements.

31.   Disclosure in your filing indicates that you have engaged an investment bank to
      explore strategic options with respect to your Australian subsidiary and assets.
      Supplementally, describe the options you are considering. Additionally, tell us

how your decision to explore these options impacts the planned activities and timing related to the evaluation of your Australian unevaluated properties.

Consolidated Financial Statements for the Nine Months ended September 30, 2007 and 2006

Note 3. Property and Equipment, page F-38

32.   We note your response to prior comment number 59 and the disclosure provided under footnote 1. If the 10 wells that are anticipated for 2008 will result in the evaluation of all of the unevaluated properties currently reported under the United States cost center, revise your disclosure to indicate this. Otherwise, indicate the amount of costs that will and will not be evaluated as a result of the 10 wells. For those costs that will not be evaluated as a result of the 10 wells, revise your disclosure to indicate when, and under what circumstances, the costs will be evaluated.

Note 7. Convertible Debt, page F-44

33.   Explain to us, in reasonable detail, how you have applied the provisions of EITF 98-5 and EITF 00-27 to the July 4, 2007 issuance of convertible debt and warrants. In this regard, we draw your attention to Part II, Issue 1 of EITF 00-27.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3717 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Directors

cc: W. Lee (via facsimile 713- 615-5312)
    R. Carroll
    D. Levy